MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2008

This Management’s Discussion and Analysis (“MD&A”) prepared as of March 18, 2009, reviews the financial condition and results of operations of Great Panther Resources Limited (“Great Panther” or the “Company”) for the year ended December 31, 2008, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company’s December 31, 2008 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Great Panther Audit Committee and approved by the Great Panther Board of Directors. All dollar amounts are in Canadian dollars, unless otherwise noted.

YEAR END HIGHLIGHTS

  35% increase in total annual production to 1,809,720 silver equivalent ounces (Ag eq oz) from 1,336,629 Ag eq oz for the same period in 2007.

  45% increase in mineral sales revenues to $22.4 million for the twelve months ended December 31, 2008 from $15.5 million for 2007.

  214% increase in net earnings from mining operations(1) (excluding amortization and depletion) to $4.3 million for the twelve months ended December 31, 2008 from $1.4 million for the same period in 2007.

QUARTERLY HIGHLIGHTS

  43% increase in quarterly production resulting in a record 497,323 Ag eq oz in the fourth quarter 2008 compared to 346,729 Ag eq oz in the fourth quarter 2007.

  17% increase in mineral sales revenue to $5.5 million for the three months ended December 31, 2008 from $4.7 million for the three months ended December 31, 2007.

  Net earnings from mining operations increased to $1.5 million in the fourth quarter 2008 from $0.1 million for the fourth quarter 2007.

  47% decrease in cash cost per silver ounce, net of by-products, for the fourth quarter 2008 to US$7.58 from US$14.39 in the third quarter 2008 and an 8% decrease to US$10.25 for the full year 2008 from US$11.14 for the full year 2007.

EXPLORATION HIGHLIGHTS

  Deep drilling at Cata Mine continued to delineate excellent grades of silver and gold and to extend the strike length of the recently discovered base metal rich zone at a depth of 600 metres.

  The new NI 43-101 mineral resource estimate for the Topia Mine comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t silver (Ag), 0.95g/t gold (Au), 5.38% lead (Pb) and 4.85% zinc (Zn) as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category.

  At Topia, underground development along the Cantarranas, Gregorio and Rosario veins averaged high grades of silver, lead and zinc over 55 to 95 metre strike lengths.

  Molybdenum-rich skarn discovery at Mapimi Project in Durango expanded to more than 250 metres across and 200 metres thick.

(1) earnings from mining operations is defined as mineral sales less cost of sales (excluding amortization and depletion)

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	1

For 2008, silver equivalent ounces for each metal were established using commodity prices of: US$800 per oz, US$16 per oz, US$1.15 per lb, and US$1.00 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange (“TSX”), trading under the symbol “GPR”. The Company’s current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther’s assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. (“MMR”), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company’s mineral properties.

GROWTH STRATEGIES

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our principal goals are to grow our earnings from mining operations and realize positive cash flow while continuing to actively pursue exploration and development opportunities in Mexico.

To grow our business, we are focusing on three different fronts, and we believe these three key components will allow us to execute our strategy successfully.

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1. Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

In July 2008, the Company appointed Sergio Rios Martinez, as Vice President of Corporate Relations. Mr. Rios was the Senior Trade Commissioner for Mexico in Vancouver, Canada from 2001 until mid-2008, in charge of western Canada and the Pacific north-western USA. His extensive international experience and contacts at many levels of various governments make him an exceptionally valuable member of the Great Panther management team. As the Company has expanded the number of employees and contractors in Mexico beyond 600, and increased its exploration and production activities there, it has become increasingly important to have strong diplomatic, social and cultural ties in Mexico.

2. Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

During 2008, the performance of the mining and processing operations was bolstered by additional expertise brought in by the infusion of new technical and management personnel.

Mine development was focused towards accessing higher grade ore at both operations. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provided the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing was supported by a metallurgical testwork program under the direction of a senior metallurgical consultant. This, together with the local expertise, resulted in a continual improvement in processing performance.

3. Our location

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day from Vancouver. Great Panther’s Guanajuato Mine is serviced by an international airport only 30 minutes away.

Although there are more than 200 mining/exploration companies now working in Mexico, Great Panther had the advantage of being an “early mover” and has a broad base of contacts that benefits its mining operations, exploration programs and provides exposure to new opportunities. To capitalize further on this, the Company appointed Francisco Ramos, one of the co-founders of the business, as the Vice President of Business Development in late 2007. Ing. Ramos’ extensive network in Mexico was responsible for the Company’s acquisition of both of our mines and he is seeking additional growth opportunities for Great Panther in his business development role.

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RECENT DEVELOPMENTS

In response to the decline in metal prices and deteriorating global economic conditions in the latter part of 2008, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, obtaining more favourable terms with a new smelter, lowering headcount, and raising cut-off grades.

During the fourth quarter of 2008, the Company’s operating costs at its two 100% owned Mexican mines were lowered substantially in response to declining commodity prices. A large increase in electricity costs and smelter charges, arising mostly in the third quarter, also increased the emphasis on lowering the costs the Company could control. In late September, a cost cutting program was implemented in conjunction with an increase in cut-off grades at both the Guanajuato and Topia Mines such that total operating costs for November and December were considerably lower than third quarter costs. The continuation of this program into 2009 is projected to result in a combined operating cost of US$7.00 - $7.50 per ounce for the two mines in 2009. Although these actions reduced Topia’s production for the fourth quarter, total production at both mines in 2008 of 1,809,720 Ag eq oz exceeded the annual goal of 1,750,000 Ag eq oz.

At Topia, the Company had been operating 14 individual mines in the district that all fed ore to the central plant, each of which had its own cost structure due to different vein widths and grades, and degree of mine development required. As such, the Company has the flexibility to evaluate each of these on an individual basis and, depending upon their profitability, decide whether to keep them going or close them until metal prices recover. As a result of this process, more than half of these, mostly smaller, mines were closed in November and overall production from the Topia operation decreased by about 25% in the fourth quarter but resulted in an operating profit.

Costs were cut throughout the operation and on January 26, 2009, the Company announced that eight of the recently closed mines had been reopened with a profitable plan for 2009, restoring Topia to previous production levels. The Company negotiated lower cost contracts for the mining of these and other veins and many of the local mine workers returned to work in January. In all, twelve of the former fourteen mines are now being exploited.

At Guanajuato, several cost reductions were implemented during the fourth quarter and the cut-off grade was raised to 225 and 250 g/t Ag equivalent depending on the cost structure of individual mines. Production from the lower grade San Vicente Mine was terminated and production from the Promontorio Mine was deferred as this area still requires some underground development and was not yet generating an operating profit. Contractors and their equipment were moved from these areas into the higher grade and profitable Rayas Mine. Both San Vicente and Promontorio are close to surface and accessible by ramp, such that no care and maintenance is required and they can be re-opened at any time in the future. In response to the increase in electricity rates, the Guanajuato plant is now operating at a higher capacity but only 4 days per week. The Company has signed a new contract with a new purchaser for the sale of its concentrates from Guanajuato. The contract with our primary customer expired in December 2008 and it was mutually agreed for Guanajuato to seek an alternative purchaser for its concentrates. In October, we signed a new contract with another customer. The new contract has resulted in significant cost savings.

In the continuing drive to cut costs, the majority of planned fourth quarter capital expenditures were deferred into 2009 and will be reviewed on a quarterly basis. Any mine development not related to immediate production has also been deferred. Exploration has been stopped on all projects for the time being, and staffing levels have been reduced accordingly. The aforementioned cost-cutting measures had a strong positive effect in the fourth quarter which will continue into 2009.

PRIMARY MINING PROPERTIES

Guanajuato Mine

Production from the Guanajuato Mine in the fourth quarter resulted in the achievement of several new production records. Quarterly metal production was a record 269,795 oz silver and 1,479 oz gold, or 343,738 Ag eq oz, from 38,498 tonnes of ore. The average ore grade increased to its highest level of 254g/t Ag and 1.44g/t Au, resulting in a 35% increase in the silver equivalent grade when compared to the third quarter of 2008 and an increase of 108% from the fourth quarter of 2007. December production was particularly strong at Guanajuato, with 148,716 Ag eq oz produced from 11,780 tonnes at a grade of 358g/t

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silver and 1.84g/t gold. This is the highest monthly metal production ever from Guanajuato and exceeds the previous record, set the month before, by 37%.

Plant performance at Guanajuato was excellent in the fourth quarter. Metal recoveries were the highest to date and averaged 83.1% for gold and 85.8% for silver in the fourth quarter compared to 77.5% and 83.0%, respectively, in the third quarter. The quality of the concentrates improved further to a record 13,525g/t Ag and 74g/t Au. As of November, concentrates are being transported to a copper smelter, a shorter distance from the mine, with appreciably lower overall costs.

For the year ended December 31, 2008, cumulative throughput decreased 24% from 203,968 tonnes in 2007 to 155,079 tonnes in 2008. However, metal production increased 58% to 1,122,482 Ag eq oz from 710,903 Ag eq oz in 2007 and exceeded the 2008 target of 1,100,000 Ag eq oz. The mining strategy, which had been changed towards the end of 2007, focused on production from the higher grade, cut-and-fill stoping in the Guanajuatito North Zone and the Cata Clavo which were supplemented by mining of ore remnants and pillars in the Rayas, San Vicente and Promontorio areas. Strict grade control procedures were implemented throughout which had the impact of limiting ore supply to the mill, but at much improved grades.

The average ore grade for 2008 was 1.40 g/t gold and 203 g/t silver compared to 0.86 g/t gold and 113 g/t silver in 2007. Plant performance was also much improved with metal recoveries at 78.6% and 83.7% for gold and silver respectively, up from 71.0% and 72.8% in 2007, and concentrate gold and silver contents at 61 g/t and 9,476 g/t respectively, up from 31 g/t and 4,315 g/t in 2007.

	2008					2007
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
Tonnes milled Production Silver (ounces) Gold (ounces) Silver equivalent ounces (Ag eq oz)	155,079 848,083 5,488 1,122,482	38,498 269,795 1,479 343,738	37,237 177,810 1,166 236,097	38,951 201,815 1,474 275,515	40,393 198,663 1,369 267,132	203,968 521,225 3,794 710,903	45,773 127,624 946 174,906	60,031 155,272 1,147 212,617	48,403 131,683 903 176,828	49,761 106,646 798 146,552
Average ore grade Gold (g/t) Silver (g/t) Metal recoveries Gold Silver Concentrate grades Gold (g/t) Silver (g/t)	1.40 203 78.6% 83.7% 61.32 9,476	1.44 254 83.1% 85.8% 74.14 13,525	1.26 179 77.5% 83.0% 63.96 9,755	1.50 192 78.3% 84.0% 72.65 8,411	1.40 188 75.5% 81.5% 44.13 6,402	0.86 113 71.0% 72.8% 31.41 4,315	0.86 113 72.0% 77.1% 31.55 4,459	0.84 110 70.7% 73.2% 32.95 4,461	0.80 116 72.4% 73.3% 28.19 4,111	0.71 93 70.2% 71.6% 28.48 3,806

Metal prices declined in the latter half of 2008, forcing several changes to the Guanajuato operations. A number of cost reductions were implemented and the cut-off grade was raised to 225 and 250 g/t Ag equivalent depending on the cost structure of individual mines. As mentioned in the “Developments in 2008” section, production from the lower grade San Vicente Mine was terminated and production from the Promontorio Mine was deferred as this area still requires some underground development and was not yet generating an operating profit. Contractors and their equipment were moved from these areas into the higher grade and profitable Rayas Mine. In response to the increase in electricity rates, the Guanajuato plant is now operating at a higher daily throughput but only 4 days per week.

Two new 3.5 yard scoop trams were deployed in the higher grade areas of Cata and Guanajuatito at the end of the third quarter and, as anticipated, have enhanced development and production efficiency from these areas such that the fourth quarter resulted in higher metal production.

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During the fourth quarter, mining between the 430 and 417 metre levels of the Cata Clavo, coupled with undercut development on the new 460 metre level, accounted for 16,800 tonnes of ore milled at grades of 319g/t silver and 1.46g/t gold. This confirms the validity of some of the high grade drill intersections reported from the deep exploration drilling conducted earlier in 2008.

Mining at Guanajuatito focused on the North Zone and, at Rayas, on development and production from the recovery of higher grade remnants and pillars. The latter included the development of a flatter lying vein which splits off from the main Veta Madre in the formerly mined San Pio area at Rayas. Diamond drilling to explore for extensions of and to better define the Cata Clavo and other higher grade areas will continue from stations located adjacent to current and planned underground workings.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Guanajuato for the three months ended December 31, 2008 decreased to US$5.97 from US$16.59 in the third quarter. During the record breaking fourth quarter, silver and gold production was significantly higher, mine operating costs were reduced by a number of mine site efficiency measures and the exchange rate effectively lowered site costs still further. Smelting and refining costs were reduced considerably by switching the contract to a copper smelter during the fourth quarter.

For the year ended December 31, 2008, cash operating cost per ounce of silver was US$10.13 compared to US$13.95 in 2007. The year over year decrease in cash production costs was due mainly to improved ore grades and metal recoveries leading to sharply higher silver and gold production plus higher by-product credits from improved gold prices which outweighed the increased smelting, refining and other costs.

		2008				2008	2007
		Q4	Q3	Q2	Q1	YTD	YTD
Cash production costs		$2,698,674	$3,317,318	$3,338,391	$2,569,487	$11,923,870	$8,840,583
Smelter and transportation		533,637	605,536	396,445	302,082	1,837,700	857,372
Cost of sales		$3,232,311	$3,922,854	$3,734,836	$2,871,569	$13,761,570	$9,697,955
By-product credits(1)		(1,195,890)	(874,426)	(1,424,682)	(1,006,329)	(4,501,327)	(2,298,176)
Cash operating costs		$2,036,421	$3,048,428	$2,310,154	$1,865,240	$9,260,243	$7,399,779
USD Cash operating costs	A	1,597,805	2,941,723	2,287,281	1,861,517	8,688,326	6,884,869
Payable Silver Production	B	267,517	177,351	235,881	177,080	857,829	493,383
USD Cost per Ounce of Silver	A/B	$5.97	$16.59	$9.70	$10.51	$10.13	$13.95

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold for Guanajuato and gold, lead and zinc for Topia.

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Topia Mine

Metals produced during the fourth quarter totaled 89,168 oz of silver, 129 oz of gold, 413,393 lbs of lead, and 452,653 lbs of zinc from milling 7,511 tonnes of ore. This equates to 153,585 Ag eq oz, which is down 26% from Q3 2008 and down 11% from Q4 2007. Overall, ore grades were maintained at a high level, at 426g/t Ag, 0.62g/t Au, 2.76% Pb and 3.23% Zn.

The plant operated satisfactorily with metal recoveries of 86.7% for Ag, 86.5% for Au, 91.4% for Pb and 81.4% for Zn, which were marginally down compared to 89.4% for Ag, 90.7% for Au, 91.6% for Pb and 88.0% for Zn in the third quarter. In addition to processing the 7,511 tonnes from the Company's mines, 4,025 tonnes were custom milled for a local miner. Custom milling utilizes plant capacity, increases revenue and reduces unit costs.

For the year ended December 31, 2008, cumulative ore throughput increased 5% from 33,605 tonnes in 2007 to 35,318 tonnes in 2008. Metal production increased 10% from 625,726 Ag eq oz in 2007 to 687,238 Ag eq oz in 2008 exceeding the 650,000 Ag eq oz production target for the year.

Production continued to improve as the focus shifted to production stoping with exploratory development of higher grade mining areas of Argentina and Don Benito veins. New higher grade veins were accessed and explored including the east extension of the Cantarranas vein, and the Recompensa, San Gregorio and Rosario veins.

The average ore grade for 2008 was 0.84 g/t gold, 370 g/t silver, 2.72% lead, and 3.41% zinc compared to 0.71 g/t gold, 300 g/t silver, 2.44% lead and 3.04% zinc in 2007. Plant performance was also improved with metal recoveries at 84.9%, 87.1%, 91.1% and 85.6% for gold, silver, lead and zinc respectively, up from 84.3%, 86.1%, 89.6% and 82.9% in 2007. Concentrate quality was also improved with the silver content of the lead concentrate at 6,793 g/t, up from 5,831 g/t in 2007.

	2008					2007
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

Tonnes milled	35,318	7,511	9,701	8,649	9,457	33,605	8,528	9,509	7,407	8,161

Production
Silver (ounces)	366,199	89,168	105,235	85,320	86,476	279,441	82,850	65,884	58,270	72,437
Gold (ounces)	812	129	271	192	220	643	241	128	126	148
Lead (tonnes)	876	188	246	225	217	735	194	184	153	204
Zinc (tonnes)	1,074	249	370	218	237	847	202	204	189	252

Silver equivalent ounces
(Ag eq oz)	687,238	153,585	208,589	160,557	164,507	625,726	171,823	148,490	133,522	171,891

Average ore grade
Gold (g/t)	0.84	0.53	0.79	0.85	0.80	0.71	0.90	0.59	0.63	0.71
Silver (g/t)	370	419	360	360	326	300	340	261	282	321
Lead (%)	2.72	2.62	2.96	2.82	2.80	2.44	2.63	2.11	2.31	2.74
Zinc (%)	3.41	3.06	4.06	2.93	2.89	3.04	3.16	2.63	2.95	3.48

Metal recoveries
Gold	84.9%	83.8%	88.5%	81.6%	78.0%	84.3%	71.0%	71.4%	83.6%	79.4%
Silver	87.1%	86.6%	88.7%	85.3%	86.4%	86.1%	85.1%	82.4%	86.8%	86.0%
Lead	91.1%	89.9%	92.2%	92.2%	90.8%	89.6%	88.0%	91.4%	89.5%	91.2%
Zinc	85.6%	83.8%	87.0%	86.0%	81.8%	82.9%	84.1%	81.4%	86.5%	89.0%

Concentrate grades
Gold (g/t)	13.65	8.96	13.39	13.69	12.64	11.67	14.05	11.75	12.01	11.51
Silver (g/t)	6,793	8,324	6,895	6,574	5,808	5,831	6,262	5,876	5,626	5,834
Lead (%)	54.27	55.34	60.87	58.12	55.06	52.11	52.99	56.44	51.67	55.88
Zinc (%)	10.29	9.46	8.95	8.12	7.25	10.81	10.07	10.34	10.13	10.51

The steep fall in metal prices during the latter half of 2008 resulted in the temporary closure of all but four of the fourteen small narrow-vein mining operations at Topia during the fourth quarter in order to reduce costs,

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while operating only those mines that were profitable. The Company had been operating fourteen individual mines in the district that all fed ore to the central plant, and each of which had its own cost structure due to different vein widths and grades and degree of mine development required. As such, the Company had the flexibility to evaluate each of these on an individual basis and, depending upon their profitability, decide whether to keep them going or close them until metal prices recovered. As a result of this process, more than half of these, mostly smaller, mines were closed and overall tonnage from the Topia operation decreased by 23% compared to the third quarter. Overall, head grades from the remaining mines increased, resulting in less metal output but doing so at an operating profit. The contracts for all mining contractors were terminated for the fourth quarter. Due to the rugged terrain at Topia, access to the mines is provided via tunnels into the sides of the mountains and there are no water issues. Closing individual mines is simply a matter of removing any mobile equipment. The mines can be reopened at any time.

Costs were cut throughout the operation and eight of the closed mines were reopened late January 2009 with a profitable plan for 2009, which restores Topia to previous production levels. The Company has worked in close cooperation with local small mining contractors to negotiate new contracts to encourage higher grade production at lower unit costs. Topia Mine management will focus on clean mining of the high-grade narrow veins to further increase ore grade while minimizing development and underground exploration. The improved vein grades and widths observed in many of the working places such as the Argentina and Don Benito veins as well as better understanding of the potential of some newly discovered/developed veins, such as the Cantarranas, Recompensa, Rosario and Gregorio veins provide a solid foundation on which to improve the profitability of the Topia Mine. This will help the mine survive the downturn in metal prices and profit from any future upturn. The Company also worked closely with the smelter to reduce their charges which increased substantially during the second half of 2008.

On August 11, 2008, the Company announced an updated mineral resource estimate for Topia. The mineral resource estimate comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501g/t Ag, 0.95g/t Au, 5.38% Pb and 4.85% Zn as well as 98,083 tonnes of 468g/t Ag, 0.97g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category. The 2008 resource estimate has increased over that of 2006, even after considering the last two years of production. Contained silver is up 11%, gold by 25%, and lead by 6% while zinc stayed the same. At the current production rate of approximately 36,000 tonnes per year, management expects the resources to support a mine life of at least seven more years. This "rolling resource" is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining. A new resource estimate is in progress based on lower metal prices and higher smelting and refining costs.

The new estimate provides an update for the Argentina vein only. The estimate delivered by Wardrop in 2006 for the other veins on the property remains unchanged. The latter came largely from the verification of Peñoles’ resources, and is still intact, as mining to date has come from new mine development on these veins. (Resources for the “other veins” were estimated by Wardrop using metal prices as reported in the 2006 report.)

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Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, much of the surface drilling is used to determine additional Exploration Potential for the veins. This has been estimated in-house for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. Exploration Potential is conceptual in nature and is based on wide-spaced exploration drilling at Argentina and exploration drilling and development on two levels on the Don Benito vein. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Exploration Potential

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina	80,000 - 100,000	300-500g/t	1-2g/t	4-6%	2-4%
Don Benito	60,000 - 80,000	300-600g/t	1-4g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres.

This resource estimate will be revised and updated early in 2009 to account for the lower prevailing metal prices.

During the fourth quarter, new underground exploration development identified high grade silver, gold, lead, and zinc mineralization in the Gregorio and Rosario veins. These veins were not included in the 2008 resource estimate. New underground development by the Company in 2008 along approximately 80 metres of strike length of the Gregorio vein (1,675 metre level) in the Durangueno area has averaged grades of 1,299g/t silver, 0.41g/t gold, 5.54% lead, and 11.73% zinc with a 0.30 metre width. Shallow workings by Peñoles (Mina 8), completed pre-1990, along the Gregorio vein to the WSW have been re-sampled by the Company, yielding average grades of 539g/t silver, 0.07g/t gold, 3.8% lead, and 0.56% zinc along a strike length of 50 metres and width of 0.49 metres. There is a 300 metre strike length of high grade mineralization which includes Mina 8 and the Company's development on the Gregorio vein. A series of old workings by Peñoles follow the Gregorio vein another 450 metres WSW. Further to the WSW the Gregorio vein has been traced for about one kilometre.

New underground development along a 55 metre strike length of the Rosario vein (1,675 metre level) in the Durangueno area has averaged grades of 1,259g/t silver, 0.30g/t gold, 7.05% lead, and 5.82% zinc over a 0.39 metre width. Shallow workings by Peñoles (1,710 level), completed pre-1990 to the northeast on the Rosario vein, have been re-sampled by the Company, indicating several zones of high grade mineralization. Results include 25 metres strike length with grades of 717g/t silver, 3.0% lead, and 5.24% zinc, and 25 metres strike length with grades of 861g/t silver, 3.22% lead, and 3.5% zinc. There is a 300 metre strike length of high grade mineralization which includes the Peñoles old 1,710 level and the Company's new development on the Rosario vein.

During 2004 and 2005 the Company drilled 7 surface holes targeting the Rosario vein below the present development. Comparisons between drill core and underground sampling indicate far better grades in the latter than indicated by drilling.

New exploration development on the extensions of the Gregorio and Rosario veins is now providing excellent grade mill feed for the Topia Mine. Production stopes are being prepared in this area early in 2009 and will contribute to the ongoing expansion of silver production at Topia.

The Company also announced that it has successfully extended the potential for high grade silver, gold, lead and zinc mineralization along a 350 metre strike length and 150 metre dip extent of the Cantarranas vein. This area is not included in the 2008 resource estimate.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	9

New underground development along a 95 metre strike length of the Cantarranas vein (1,800 metre level, 18-638 development) in the Hormiguera area averaged 1,867g/t silver, 1.00g/t gold, 2.67% lead, and 4.58% zinc over a width of 0.31 metres. Ninety metres to the east of here, an old stope was observed coming to surface. A chip channel sample (096035) at the easternmost extent of the old stope assayed 1,005g/t silver, 0.19g/t gold, 1.81% lead and 4.37% zinc over a width of 0.15 metres.

Immediately west of the 18-638 development, on the 1,670 metre level (San Miguel Mine, Level A), historical sampling records show a 171 metre strike length of the Cantarranas vein averaging 2,721g/t silver, 1.42g/t gold, 10.65% lead, and 13.95% zinc over a width of 0.19 metres. The San Miguel Level A development ended in excellent grade at the easternmost face.

Ninety metres above San Miguel Level A, and 200 metres east of the 18-638 development, re-sampling of an old adit (San Jorge) returned a 30 metre strike length with an average of 836g/t silver, 0.78g/t gold, 2.55% lead, and 1.36% zinc over a width of 0.18 metres. Surface drilling in the 18-638 development area was highlighted by underground drill hole UT07-025, which intersected 736g/t silver, 2.72g/t gold, 1.38% lead, and 2.06% zinc over 0.6 metres in the Cantarranas vein.

The Cantarranas vein has historically been known for its high grades. Over the past several years, Great Panther's exploitation of small blocks of fault offset vein in the San Miguel Mine Level A, further west of the area stated above, typically produced grades of 1,200g/t silver, and 15% combined lead-zinc. Overall, the potential for bonanza grade silver, along with excellent by-product gold-lead-zinc, exists throughout the aforementioned 350 by 150 metre area of the Cantarranas vein (between sections 2470E to 2830E) and remains open along strike and up and down dip.

The eastern extension of the Cantarranas vein will provide excellent grade mill feed for the Topia Mine. Production stopes are being prepared in this new area early in 2009 and will contribute to the ongoing expansion of silver production at Topia.

The Company has developed a mining plan to optimize production capability and profitability. Underground development and exploitation is presently taking place on twelve mineralized vein structures on the Topia Mine property.

Like many silver mines with significant lead and zinc base metal credits, the value of the by-products has dropped and the cost of producing silver has risen throughout 2008. A revised plan has been implemented for 2009 which limits exploration development to the high grade veins, such as Rosario, Gregorio, Cantarranas East (Hormiguera and San Miguel), and Recompensa, where the value of the ore being explored outweighs the cost of development. The focus is on stope preparation and stoping in these and the other more established veins such as the Argentina, Animas and Don Benito. Mining costs have been reduced, and although the tonnes of ore will be slightly lower than in 2008, the grades of ore milled will continue to improve and the silver production in 2009 is expected to be similar to 2008. The Topia mines are expected to produce more than 375,000 ounces of silver (592,000 silver equivalent ounces) in 2009.

Cost per ounce for the fourth quarter 2008 increased to US$12.45 from US$10.83 in the third quarter 2008. Despite reduced site costs, improved ore grades, and a more favourable US exchange rate, Topia’s cost per ounce increased due to reduced by-product credits from lower lead and zinc prices, the increased cost of smelting and refining lead and zinc concentrates, and lower silver production.

Topia’s cash operating cost per ounce of silver for the 2008 fiscal year was US$10.51 compared to US$6.21 for 2007 due to the reasons described above.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	10

		2008				2008	2007
		Q4	Q3	Q2	Q1	YTD	YTD
Cash production costs		$1,116,884	$1,693,908	$1,465,618	$1,275,862	$5,552,272	$4,797,880
Smelter and transportation		474,433	482,430	211,075	172,805	1,340,743	547,550
Cost of sales		$1,591,317	$2,176,338	$1,676,693	$1,448,667	$6,893,015	$5,345,430
By-product credits(1)		(288,220)	(953,702)	(655,837)	(910,567)	(2,808,326)	(3,464,937)
Cash operating costs		$1,303,097	$1,222,636	$1,020,856	$538,100	$4,084,689	$1,880,493
USD Cash operating costs	A	1,102,939	1,182,487	1,010,748	537,026	3,833,200	1,749,654
Payable Silver Production	B	88,572	109,228	82,854	83,668	364,322	281,550
USD Cost per Ounce of Silver	A/B	$12.45	$10.83	$12.20	$6.42	$10.52	$6.21

(1)	By-product credits are defined as revenue from the by-products of silver, specifically gold for Guanajuato and gold, lead and zinc for Topia.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project.

Mapimi Project

The Mapimi Project lies in the historic Mapimi Mining District of northeastern Durango and is bisected by a paved highway, offering easy access and electrical power. The property contains Great Panther’s largest NI43-101 compliant mineral resource, with 22.3 million ounces silver equivalent in the Measured and Indicated category and a further 6.3 million ounces silver equivalent in the Inferred category.

Exploration at Mapimi by the Company in 2008 led to the discovery of a buried zone of molybdenum mineralization, only one kilometre away from the silver-lead-zinc resource at La Gloria. The “moly” zone was subsequently expanded to approximately 250 metres in diameter and to a depth of about 200 metres.

A second discovery, of higher grade silver-lead-zinc, was made just to the north of here and may be of the carbonate replacement type, common to this region of Mexico.

Both the La Gloria silver-lead-zinc resource and the new molybdenum zone are at or close to surface such that open pit mining could be considered if it can be demonstrated to be economic. The higher grade North Zone may ultimately make a positive contribution to this but more work is needed at the latter to better define and extend the mineralization. There remain many other targets on the property with the potential for additional resources.

The Company made the option payment and share issuance for the Mapimi Project due in September 2008. However, the preliminary scoping study being undertaken to determine the potential viability of the newly enhanced resource at La Gloria and the recently discovered molybdenum zone has been deferred due to low commodity prices. No field work was conducted on the Mapimi Project in the fourth quarter 2008 as the Company focused on data compilation and evaluation and the Company has temporarily stopped exploration on the property until market conditions improve.

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. (“Altair”) can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	11

In early 2007, field crews identified specific targets for a diamond drilling program that was conducted in the fourth quarter of that year. The program comprised 1,585 metres in 8 holes and demonstrated that there is excellent continuity of the high level structures and silver-gold-lead-zinc mineralization along strike and to depth, especially at San Cayetano, La Gringa, and La Gringa Norte. On surface these three veins/structures are continuous for approximately 400 metres each and they have been followed to depths of 100 - 140 metres. Due to the extreme topography in this part of the project, however, these intercepts appear to be still too high within the mineralizing system to determine if the lead-zinc-silver-gold veins progress into a copper-gold zone at depth. Deeper drilling to test this concept may be considered but no field work was conducted on the property during 2008.

During the first quarter of 2009, Altair indicated its intent to renew its option on the property. Altair issued 50,000 shares to Great Panther and the companies signed an extension to May 9, 2009 for Altair to make the cash payment of $40,000 to Great Panther.

SELECTED ANNUAL INFORMATION

	2008	2007	2006
		(Restated) [1]	(Restated) [1]
Revenue	$22,445,438	$15,523,094	$6,333,034
Cost of Sales (excluding amortization and
depletion)	18,144,223	14,152,657	6,382,639
General and administrative	5,965,595	4,672,362	4,408,631
Mineral property exploration expenditures	6,327,926	6,803,104	3,968,083
Stock-based compensation	1,608,271	1,129,500	4,672,774
Loss for the year	14,285,852	19,700,861	15,084,437
Loss per share	0.18	0.27	0.25
Adjusted EBITDA	(7,888,844)	(11,360,643)	(8,049,642)
Cash and cash equivalents	606,244	5,357,977	9,208,048
Total assets	21,379,188	31,053,110	32,132,259
Total long term liabilities	8,114,969	7,551,286	1,360,211
Working capital	$1,320,087	$10,659,942	$12,533,156

(1)

Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see Restatement discussion in the MD&A.

Certain comparative figures have been reclassified to conform with current period presentation.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	12

RESTATEMENT

Subsequent to the original filing of the Company’s audited consolidated financial statements for the year ended December 31, 2007 and the unaudited interim financial statements for the periods ended March 31, 2008 and June 30, 2008, the Company determined that mineral sales should be reflected net of the cost of smelting and refining fees charged by counter parties in sales arrangements as the Company has no risk or obligation for the services. The Company previously recorded such smelting and refining fees as a cost of sales. The restatement has no impact on earnings from mining operations or net loss for the year.

The Company amended and re-filed its consolidated financial statements and Management’s Discussion and Analysis for the year ended December 31, 2007. The restated amounts were reflected in the unaudited interim financial statements and Management’s Discussion and Analysis for the period ended September 30, 2008.

	2007		2006
	As originally		As originally
	reported	As restated	reported	As restated

Mineral sales	$ 17,487,070	$ 15,523,094	$ 7,069,442	$ 6,333,034
Cost of sales (excluding amortization and depletion)	$ 16,116,633	$ 14,152,657	$ 7,119,047	$ 6,382,639

RESULTS OF OPERATIONS

For the year ended December 31, 2008, the Company’s sales were $22.4 million compared to $15.5 million in 2007 and $6.3 million in 2006, an increase of 45% and 145%, respectively. The Company generates its revenue from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue has grown over the last three years as production levels have steadily increased at both operations. Combined output at Topia and Guanajuato was 1,809,720 Ag eq oz in 2008, compared with 1,336,629 Ag eq oz in 2007 and 638,860 Ag eq oz in 2006. Increases in revenue from the increase in output and improved silver and gold prices were partially offset by increases in smelting and refining costs in 2008. For the year ended December 31, 2008, silver and gold prices increased by 12% and 25%, respectively, while the price of zinc and lead decreased by 19% and 42%, respectively, as compared to December 31, 2007.

Overall cost of sales for the 2008 fiscal year was $18.1 million compared with $14.2 and $6.4 million in 2007 and 2006, respectively. Cost of sales increased due to the focus on higher grade, higher cost areas, as well as higher power and fuel costs to support the increased production. Earnings from mining operations grew to $4.3 million in 2008 from $1.4 million in 2007 and $(0.05) million in 2006. Overall, the cash cost per silver ounce decreased slightly from 2007 levels. Improvement in Guanajuato’s cost per ounce was offset by an increase in Topia’s cost per ounce. Unit costs improved significantly during the fourth quarter at the Guanajuato operations as production records were achieved and operational efficiencies were implemented at the mine sites. The favourable exchange rate effectively lowered site costs still further.

Amortization and depletion of mineral properties, plant and equipment increased by $0.7 million in 2008 to $4.3 million compared with $3.6 million in 2007. The increase is largely due to capital purchases made in 2007 and 2008.

Accretion on asset retirement obligations was $0.3 million for the year ended December 31, 2008 compared to $23,000 in 2007. This increase is due to a full year of accretion on the change in the asset retirement obligations that was recognized at the end of 2007.

Mineral property exploration costs in 2008 were $6.3 million compared to $6.8 million in 2007 and $4.0 million in 2006. The decrease in 2008 over 2007 is mainly due to the cost cutting program implemented in the fourth quarter. Mine development not related to immediate production was deferred and exploration was stopped on all projects in response to declining metal prices. The Company had anticipated spending $8.6 million on mineral property expenditures in 2008 but spent $2.3 million less than planned due to work stoppage in response to deteriorating world economic conditions, which impacted the Company’s ability to raise the necessary equity capital required to fund these expenditures. The Company plans to spend $1 million in mineral property expenditures in 2009 from cash flow generated by operations.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	13

General and administrative expenses (“G&A”) were $6.0 million for 2008 compared to $4.7 and $4.4 million in 2007 and 2006, respectively. Of the $1.3 million increase in 2008, approximately $0.5 million is due to the growth of the Company since the latter part of 2007, which included adding three new senior management positions and significantly increasing the depth of the accounting and financial reporting department in Vancouver and Mexico. During the year, the Company incurred $0.3 million for financial statement and internal control audit fees related to 2007 as well as higher fees for the 2008 audit. As a result of the cost reduction program implemented in the fourth quarter, the Company incurred $0.1 million in termination costs. The remaining amount of the $1.3 million increase is attributable to $0.2 million incurred in the second quarter for the event celebrating the reopening of the Guanajuato mines, tax planning initiatives, and Value-Added Tax (“VAT”) recovery fees. In addition, during the first quarter of 2008, the Company took a provision of $0.2 million of potentially uncollectible VAT receivable.

The Company had anticipated spending $5.2 million on G&A during 2008. Unplanned expenditures of $0.8 million included additional audit fees, severance costs, VAT write-offs and recovery fees as well as the Guanajuato celebration. The Company plans to spend $5.3 million in general and administrative expenses in 2009.

The Company also incurred non-cash stock-based compensation expense of $1.6 million in 2008 compared with $1.1 million and $4.7 million in 2007 and 2006, respectively. Of the $0.5 million increase in 2008, $0.4 million is due to re-pricing of incentive stock options from $2.65 and $2.00 to $1.42 during the second quarter. The balance of the increase is due to a net increase in options granted in 2008. The Company grew exponentially in 2006 which resulted in the larger than usual expense in that year.

Interest expense was $1.2 million in 2008, compared to $1.0 million in 2007 and $0.8 million in 2006. Interest increased over the three years due to the $4.05 million convertible notes issued in the third quarter of 2007 for which the impact was reflected in the last two quarters of 2007 and fully reflected in 2008.

The Company realized a foreign exchange gain of $0.1 million in 2008, compared to a loss of $1.4 million in 2007 and a gain of $10,000 in 2006. The gain in 2008 is a result of the appreciation of the Canadian dollar against the US dollar and Mexican peso for most of the year.

For the year ended December 31, 2008, income taxes recoverable were $0.7 million compared to an expense of $2.6 million in 2007 and $0.1 million in 2006. A new tax in Mexico, referred to as a “Flat Tax”, was enacted in 2007 and came into effect on January 1, 2008. Flat tax works as an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under either income tax or flat tax. Under flat tax, the tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible. This resulted in the $2.5 million increase to the future income tax liability in 2007. Extending the remaining mine life of Topia and Guanajuato in 2008 increased the tax basis of fixed assets that were excluded in the 2007 calculation resulting in a future income tax recovery.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	14

SELECTED QUARTERLY INFORMATION

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	Q4 2007	Q3 2007	Q2 2007	Q1 2007	Q4 2006
			(Restated) (1)	(Restated) (1)	(Restated) (1)	(Restated) (1)	(Restated) (1)	(Restated) (1)	(Restated) (1)
Revenue	$5,482,342	$4,350,334	$6,717,080	$5,895,682	$4,683,988	$4,109,019	$2,799,098	$3,930,989	$3,616,417
Cost of sales (excluding
amortization and depletion)	4,008,363	5,184,125	4,946,534	4,005,201	4,558,162	3,561,305	2,497,774	3,535,416	3,404,652
General and administrative	1,526,782	1,179,785	1,623,617	1,635,411	1,434,779	1,173,228	865,295	1,199,060	1,523,169
Mineral property exploration
expenditures	348,155	2,185,155	2,008,224	1,786,392	1,861,899	1,471,620	2,194,382	1,275,203	2,278,849
Stock-based compensation	-	60,921	1,547,350	-	-	444,000	504,500	181,000	3,165,270
Loss for the period	(1,707,356)	(5,969,289)	(4,191,000)	(2,418,207)	(6,514,559)	(4,029,795)	(5,750,022)	(3,406,485)	(7,785,139)
Basic loss per share	(0.03)	(0.07)	(0.05)	(0.03)	(0.08)	(0.06)	(0.08)	(0.05)	(0.12)
Adjusted EBITDA (2)	(686,974)	(4,132,890)	(1,711,896)	(1,357,084)	(2,961,604)	(2,343,690)	(4,019,342)	(2,036,007)	(3,562,502)
Cash and cash equivalents	606,244	1,096,432	4,428,801	5,138,215	5,357,977	2,523,680	2,401,239	5,579,424	9,208,048
Total assets	21,379,188	22,252,668	26,606,300	29,785,424	31,053,110	27,056,293	26,135,796	29,337,598	32,132,259
Total long-term liabilities	8,114,969	8,394,049	7,524,997	7,559,322	7,551,286	3,899,345	1,464,614	1,425,838	1,360,211
Working capital	$1,320,087	$2,287,522	$7,369,761	$9,481,430	$10,659,942	$6,813,319	$4,909,509	$10,180,448	$12,533,156

(1)

Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see Restatement discussion in the MD&A.

(2)

Adjusted EBITDA is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense. Refer to Non-GAAP Measures section for a reconciliation of standard and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company’s reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

FOURTH QUARTER DISCUSSION

The Company earned revenue of $5.5 million during the fourth quarter of operations compared to revenue of $4.7 million for the same period in 2007, an increase of 17%. This increase can largely be attributed to the increase in production the Guanajuato mine partially offset by a general decrease in metal prices and higher smelting and refining costs. The combined output at Topia and Guanajuato for the fourth quarter was 497,323 Ag eq oz compared with 346,729 for the fourth quarter in 2007. For the three months ended December 31, 2008, silver, lead and zinc prices decreased by 28%, 61% and 55%, respectively, on a year over year basis while the price of gold increased by 1%.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	15

Gross revenue increased by $1.1 million, or 26%, during the fourth quarter 2008 compared to the third quarter. This increase is primarily a result of a 12% quarter over quarter increase in output from 444,686 Ag eq oz in the third quarter to 497,323 Ag eq oz in the fourth quarter. Smelting and refining costs for Guanajuato were reduced substantially by switching the contract to a copper smelter during the fourth quarter. These increases were partially offset by decreases in metal prices. Compared to the third quarter of 2008, average silver, gold, lead, and zinc prices for the fourth quarter decreased by 32%, 9%, 35%, and 33%, respectively.

The Company significantly reduced its exploratory diamond drilling and development work at both mines, but continues to focus on developing and defining higher grade ore for mining.

At Topia, mining of all but four small mining areas was temporarily halted at the end of October due to the sharp drop in metal prices. The mining and exploratory development plans were reviewed and all but two of the temporarily closed mining areas have been returned to work in 2009. Development work continues on many veins with priority on the Argentina and the Don Benito veins, where good grades and better widths are already resulting in an increase in production. Exploratory development continues on the east extension of the Cantarranas vein, in the San Miguel and Hormigera areas, and on the Recompensa, San Gregorio and Rosario veins.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	16

At Guanajuato, short hole underground drilling of the Cata Clavo and Rayas areas continued to test for extensions along strike from previous intersections.

Mining from the 430-metre level of the Cata Clavo and the newly developed 460-metre level continued in the quarter. The sampling of the 460-metre level has confirmed higher grades over an extended strike length compared to the 430-metre level.

Production of the North Zone of Guanajuatito is progressing well on the 20 and 50 metre levels by cut-and-fill mining while the decline is being deepened further.

Total plant throughput for the Topia and Guanajuato operations for the fourth quarter 2008 was 46,009 tonnes compared to 46,938 tonnes for the third quarter, a 2% decrease. Total throughput decreased by 15% compared to 54,301 tonnes for the fourth quarter 2007. Throughput decreased from 2007 due to the implementation of a strict grade control policy and a focus towards higher grade areas to maintain profitability. Metal recoveries and concentrate quality also improved. These factors have resulted in higher metal production and higher revenues from both operations.

Cost of sales (excluding amortization and depletion) was $4.0 million for the three months ended December 31, 2008, compared to $4.6 million for the same period in 2007. The year over year decrease in cost of sales is primarily due to an increase in silver equivalent production. On a per silver ounce basis, costs have decreased significantly as costs were reduced and production was increased. For the three months ended December 31, 2008, the Company had earnings from mining operations of $1.5 million compared to $0.1 million in 2007.

Mineral property exploration costs for the three months ended December 31, 2008 were $0.3 million compared to $1.9 million for the same period in 2007. As part of the cost cutting program implemented during the fourth quarter, mine development not related to immediate production was deferred and exploration was stopped on all projects.

General and administrative expenses were $1.5 million for the three months ended December 31, 2008 compared to $1.4 million for the same period in 2007. The Company incurred $0.1 million in termination costs as a result of the cost cutting program implemented during the quarter.

Interest expense during the fourth quarter decreased by $0.1 million to $0.3 million compared to 2007. This decrease primarily relates to interest on debt for the Topia Mining properties held in 2007. The debt was no longer outstanding in 2008.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	17

For the fourth quarter 2008, the Company posted a foreign exchange loss of $0.2 million compared to a gain of $0.2 million in 2007. This is mainly a result of the weakening Canadian dollar against the United States dollar and Mexican peso during the fourth quarter 2008.

The loss for the three months ended December 31, 2008 was $1.7 million compared to a loss of $6.5 million for the same period in 2007. During the fourth quarter, the Company implemented a cost cutting program, worked diligently to increase cut-off grades and focused on operating more profitable mines at Guanajuato and Topia. The Company also signed a new contract for the sale of its concentrates which has resulted in significant cost savings in smelting charges. In addition, the loss was reduced by a recovery of future income tax expense.

Adjusted EBITDA loss (refer to “Standard and Adjusted EBITDA (Non-GAAP Measures)” section below) for the fourth quarter decreased to $0.7 million from $3.0 million in 2007. Growth in earnings from mining operations and cost savings from reduced exploration activity were offset by fourth quarter foreign exchange losses.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

During the fourth quarter of 2007, the Company changed its method for calculating cash cost per ounce of silver. In the past, these calculations were based on produced ounces. The Company now calculates its cash cost per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. The Company is now also calculating its cost per ounce net of by-product credits which is a more commonly used industry practice.

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company’s mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our Consolidated Statement of Operations the fiscal 2008 and 2007.

		YTD 2008			Fiscal 2007
		(Restated)			(Restated)
		Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales		$6,113,947	$12,030,276	$18,144,223	$5,225,733	$8,926,924	$14,152,657
Add/(subtract):
Smelting and refining		1,948,078	1,731,294	3,679,372	987,004	977,032	1,964,036
CAD Gross by-product revenue		(3,602,243)	(4,501,327)	(8,103,570)	(3,992,422)	(2,504,177)	(6,496,599)
Cost of custom milling		(375,093)	-	(375,093)	(339,822)	-	(339,822)
CAD Cash Operating Costs		4,084,689	9,260,243	13,344,932	1,880,493	7,399,779	9,280,272
USD Cash Operating Costs	A	$3,833,200	$8,688,326	$12,521,526	$1,749,654	$6,884,869	$8,634,523
Payable Silver Production	B	364,322	857,829	1,222,151	281,550	493,383	774,933
USD Cash Cost per Ounce of Silver	A/B	$10.52	$10.13	$10.25	$6.21	$13.95	$11.14

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	18

		Quarter 4 2008			Quarter 3 2008
		Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales		$1,290,676	$2,717,687	$4,008,363	$1,840,267	$3,343,858	$5,184,125
Add/(subtract):
Smelting and refining		591,745	514,624	1,106,369	757,237	578,996	1,336,233
CAD Gross by-product revenue		(435,351)	(1,195,890)	(1,631,241)	(1,301,338)	(874,426)	(2,175,764)
Cost of custom milling		(143,973)	-	(143,973)	(73,530)	-	(73,530)
CAD Cash Operating Costs		1,303,097	2,036,421	3,339,518	1,222,636	3,048,428	4,271,064
USD Cash Operating Costs	A	$1,102,939	$1,597,805	$2,700,744	$1,182,487	$2,941,723	$4,124,210
Payable Silver Production	B	88,572	267,517	356,089	109,228	177,351	286,579
USD Cash Cost per Ounce of Silver	A/B	$12.45	$5.97	$7.58	$10.83	$16.59	$14.39

		Quarter 2 2008			Quarter 1 2008
		(Restated)			(Restated)
		Topia	Guanjuato	Total	Topia	Guanjuato	Total
CAD Cost of sales		$1,582,921	$3,363,613	$4,946,534	$1,400,083	$2,605,118	$4,005,201
Add/(subtract):
Smelting and refining		309,506	371,223	680,729	289,590	266,451	556,041
CAD Gross by-product revenue		(793,571)	(1,424,682)	(2,218,253)	(1,071,983)	(1,006,329)	(2,078,312)
Cost of custom milling		(78,000)	-	(78,000)	(79,590)	-	(79,590)
CAD Cash Operating Costs		1,020,856	2,310,154	3,331,010	538,100	1,865,240	2,403,340
USD Cash Operating Costs	A	$1,010,748	$2,287,281	$3,298,029	$537,026	$1,861,517	$2,398,543
Payable Silver Production	B	82,854	235,881	318,735	83,668	177,080	260,748
USD Cash Cost per Ounce of Silver	A/B	$12.20	$9.70	$10.35	$6.42	$10.51	$9.20

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company’s continuing capacity to generate income from operations before taking into account management’s financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management’s estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA’s Canadian Performance Reporting Board (“CPRB”), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company’s circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses. As the Company is in a loss position, stock-based compensation has an anti-dilutive effect on equity.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	19

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2008 financial statements:

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	YTD 2008
Loss for the period	$(1,707,356)	$(5,969,289)	$(4,191,000)	$(2,418,207)	$(14,285,852)
Provision for income taxes	(238,342)	293,349	(501,970)	(204,526)	(651,489)
Interest expense	309,822	293,281	279,069	273,025	1,155,197
Amortization and depletion of mineral
properties, plant and equipment	948,902	1,188,848	1,154,655	992,624	4,285,029

Standardized EBITDA	(686,974)	(4,193,811)	(3,259,246)	(1,357,084)	(9,497,115)
Stock-based compensation	-	60,921	1,547,350	-	1,608,271

Adjusted EBITDA	$(686,974)	$(4,132,890)	$(1,711,896)	$(1,357,084)	$(7,888,844)

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2007 financial statements:

	Q4 2007	Q3 2007	Q2 2007	Q1 2007	YTD 2007
Loss for the period	$(6,514,559)	$(4,029,795)	$(5,750,022)	$(3,406,485)	$(19,700,861)
Provision for income taxes	2,227,467	(91,171)	257,547	177,630	2,571,473
Interest expense	420,819	332,462	94,064	188,232	1,035,577
Amortization and depletion of mineral
properties, plant and equipment	904,669	1,000,814	874,569	823,616	3,603,668
Standardized EBITDA	(2,961,604)	(2,787,690)	(4,523,842)	(2,217,007)	(12,490,143)
Stock-based compensation	-	444,000	504,500	181,000	1,129,500

Adjusted EBITDA	$(2,961,604)	$(2,343,690)	$(4,019,342)	$(2,036,007)	$(11,360,643)

LIQUIDITY AND CAPITAL RESOURCES

The audited consolidated financial statements of the Company for the year ended December 31, 2008 were prepared in accordance with GAAP on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2008 and 2007, the Company recorded losses of approximately $14,286,000 and $19,701,000 respectively, and used cash in operations of approximately $3,255,000 and $12,484,000, respectively. As at December 31, 2008, the Company had an accumulated deficit of approximately $58,914,000 and a working capital balance of $1,320,000. These conditions raise substantial doubt about the Company’s ability to continue as a going concern.

In response to worsening economic and market conditions in the last quarter of 2008, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with a new smelter, reducing its staff levels, and considering other financing alternatives for its operations. Subsequent to year end, the Company raised additional equity.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	20

The Company’s ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all.

For 2009, Great Panther plans to produce 2.07 million Ag eq oz and invest $3.1 million in capital and exploration expenditures. Considering the decline in metal prices in the latter part of 2008 combined with the current volatile and uncertain business environment, there is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company’s activities and to cover corporate overhead for the next twelve months. If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital, including the proceeds received from the January 2009 private placement (see “Financing Activities”), will be sufficient to fund the Company’s operations without raising any additional capital during 2009. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Great Panther does not have access to any lines of credit nor does the Company have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow used in operating activities, after working capital adjustments, decreased by $3.2 million from $3.5 million to $0.3 million for the three month period ended December 31, 2008. Cash flow used in operating activities decreased $9.2 million from $12.5 million in 2007 to $3.3 million in 2008. This decrease was primarily due to positive cash flow generated by the mines during the year as well as a significant favourable change in non-cash operating working capital.

Investing Activities

For the three months ended December 31, 2008, the Company had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $0.3 million compared to $0.1 million for the three months ended December 31, 2007. Cash flow used in investing activities for the year decreased to $1.8 million from $3.4 million in 2007. The Company acquired, through capital leases, two underground loaders for the Guanajuato mine with a cost of $0.8 million.

The Company plans to invest $2.1 million in capital expenditures in 2009.

Financing Activities

During the second quarter of 2008, the Company entered into a capital lease agreement to purchase two underground loaders. The principal amount of the lease obligation at December 31, 2008 is US$733,540 and is repayable quarterly over two years at an interest rate of 9.6% per annum. Total minimum lease payments amount to US$807,154

Subsequent to December 31, 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. Each Unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company has paid finders' fees totaling $50,400 cash and has issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010.

The financing proceeds will be used primarily for additional working capital at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	21

Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2008:

		Less than	1 – 3	4 – 5	After
	Total	1 year	Years	Years	5 years

Long-term debt(1)	$6,070,000	$-	$6,070,000	$-	$-
Purchase and lease obligations(2)	3,308,050	1,541,050	1,752,000	15,000	-

Total obligations	$9,378,050	$1,541,050	$7,822,000	$15,000	$-

(1)	These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders’ option at any time.

(2)	Purchase and lease obligations include commitments for laboratory and drilling services and lease payments for operating and capital leases.

OUTLOOK

The Company forecasts a further 20% increase in silver production in 2009 above the record 1.214 million ounces produced in 2008 from its two mines. The estimated total metal production for 2009 includes 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc, or 2.07 million Ag eq oz, up from 1.81 million Ag eq oz in 2008. The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production. The Company has used metal prices of $11/oz Ag, $850/oz Au, $0.50/lb Pb and $0.50/lb Zn for 2009 silver equivalent calculations.

The cash operating cost per oz of silver, net of by-product credits, is estimated to be between US$7.00 to US$7.50 per oz for 2009. This is well below current and projected metal prices and represents a significant improvement on the actual cost of US$10.25 for 2008. The cost per oz of silver is dependent upon not only mine site operating costs and silver production, but the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits. During 2008, unit costs were adversely impacted by severe increases in smelting and refining costs and the fall in base metal prices, specifically lead and zinc at Topia, which reduced the value of by-product metals.

The changes forced on Great Panther's operations by the sharp downturn in metal prices mean that both the Guanajuato and Topia Mines are emerging from 2008 much leaner and more efficient, with lower costs and excellent potential to increase production further in 2009.

If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital, including the proceeds received from the January 2009 private placement, will be sufficient to fund the Company’s operations without raising any additional capital during 2009. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Guanajuato Mine

The Guanajuato Mine achieved several records for the year 2008, and is expected to continue with another record year in 2009. Metal production is projected to be 1,070,000 oz silver and 5,300 oz gold, from 152,000 tonnes of ore at an average grade of 260g/t silver and 1.3g/t gold, as compared to 848,083 oz silver and 5,488 oz gold, from 155,079 tonnes of ore at 203g/t silver and 1.4g/t gold in 2008.

Unit costs improved significantly towards the end of 2008 to US$5.97 per ounce of silver in the fourth quarter, and this improvement is expected to continue in 2009. Mine operating costs were reduced by a number of mine site efficiency measures. The exchange rate effectively lowered site costs still further, smelting and refining costs were reduced substantially by switching the contract to a copper smelter, and the value of gold as a by-product has increased with the recent improvement in gold prices. The average operating cost at Guanajuato is estimated at US$5.60 for the full year 2009, down from US$10.13 for the full year 2008.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	22

Production from the lower grade San Vicente and Promontorio areas was stopped in the fourth quarter of 2008 and is not anticipated to restart in the 2009 plan. Mining will be focused on the Cata Clavo, the Rayas Clavo and the Guanajuatito areas, all with much higher silver values. Nevertheless, the milling capacity allows for double the current throughput and, should metal prices rise to justify the re-opening of lower grade areas, production may be increased further.

Mine site exploration was temporarily suspended in the fourth quarter of 2008 but will resume as soon as practical, with the focus on the delineation of deep mineralization in the Rayas area. Deep drilling in the Cata Clavo in 2008 was very successful in extending high grade silver-gold mineralization to a depth of 600 metres and much of the mine's current production comes from this area. A new resource estimate for the Cata Clavo is expected early in 2009.

Topia Mine

Late in 2008, the sharp fall in metal prices resulted in the temporary closure of all but four of the fourteen small, narrow-vein, mining operations at Topia in order to reduce costs, while the Company operated only those mines that were profitable. All but two of these mines have since been re-opened with a reduced workforce, lower costs and higher grades. While mill throughput is estimated to be lower in 2009, at 28,780 tonnes compared to 35,318 tonnes in 2008, metal output should be similar; estimated at 375,000 oz silver, 725 oz gold, 750 tonnes lead, and 840 tonnes zinc (compared to 366,199 oz silver, 812 oz gold, 876 tonnes lead, and 1,074 tonnes zinc in 2008). Silver grades are projected to be approximately 460g/t in 2009, up from 370g/t in 2008, as the focus shifts from exploratory development towards the mining of higher grade veins.

Topia's unit cost to produce silver is being adversely impacted by reduced by-product credits from significantly lower lead and zinc prices, and the increased cost of smelting and refining lead and zinc concentrates. Base metal prices are expected to strengthen in the long term. However, the operation is positioned to generate a positive cash flow at today's low base metal prices and will be ready to benefit from any upturn in the latter. The operations have reduced site costs, increased the ore grades, and the exchange rate has helped to further reduce unit operating costs, as expressed in US dollars. The smelting and refining contracts will be renegotiated in mid-2009 and some reductions in terms are anticipated. The average operating cost for 2009 at Topia is forecast to be in the range of US$11.00 to US$11.50 per oz Ag, net of byproduct credits, due to the higher smelter charges and to continuing mine development costs. While this is less favourable than the Guanajuato Mine, operating cash flow at Topia will be supplemented by revenue from increased custom milling for other small mines in the Topia District.

Exploration at Topia in 2009 is expected to be restricted mainly to underground development on the higher grade veins. Little surface drilling is required at present as the Company has delineated sufficient resources for at least seven years of operation at current production levels, with potential to increase this with more detailed drilling in the future.

Both of Great Panther's mining operations are now generating positive operating cash flow, and the Company will benefit from the expected improvement in metal prices. The Company is one of the fastest growing silver producers in the industry, having grown from a modest 313,000 oz in 2006, its first year of silver production, through 801,000 oz in 2007 to 1,214,000 oz in 2008.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	23

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Q4	Q4	FISCAL	FISCAL
	2008	2007	2008	2007

Consulting fees paid or accrued to companies
controlled by directors of the Company	$157,747	$136,500	$595,823	$539,000

Consulting fees paid or accrued to companies
controlled by officers of the Company	$37,049	$87,873	$266,230	$395,943

Cost recoveries received or accrued from a company
with a common director of the Company	($765)	$355,610	$82,397	$631,117

Office and administration fees paid or accrued to a
company controlled by a director of the Company	$8,547	$9,817	$36,138	$39,879

RISK AND UNCERTAINTIES

Exploration and development stage of the properties

Despite exploration work on the Company’s mineral properties and a long history of continuous production at both the Topia and Guanajuato Mines, no defined bodies of commercial ore or economic deposits have been established to the satisfaction of NI 43-101 on any of the mineral properties. In addition, the Company is in the exploration stage at the San Antonio and Mapimi projects and substantial additional work will be required in order to determine if any economic deposits occur on these properties. Even in the event commercial quantities of minerals are discovered, these properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labor and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Ability to continue as a going concern

As noted in the “Liquidity and Capital Resources” section, the Company recorded losses of approximately $14,286,000 and $19,701,000 respectively, and used cash in operations of approximately $3,255,000 and $12,484,000, during the years ended December 31, 2008 and 2007, respectively. As at December 31, 2008, the Company had an accumulated deficit of approximately $58,914,000 and a working capital balance of $1,320,000. Although the Company generated more than $22.4 million in gross revenues from its mining activities during 2008, it has not yet generated net profits from its business, and cannot anticipate when it will be able to do so. These conditions raise doubt about the Company’s ability to continue as a going concern.

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	24

In response to these conditions, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with a new smelter and reducing its staff levels.

The Company may need to raise additional funds for further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company’s control may affect the marketability of any minerals discovered.

Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company’s control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only relatively recently begun exploiting its mining properties, it has a limited production history on which to base an evaluation of its prospects. The Company has no way to evaluate the likelihood that it will be able to operate its business successfully and it is still in the process of determining if the properties contain a sufficient amount of economically recoverable reserves. The Company recognizes that if it is unable to generate significant profitable revenues from mining operations and/or any dispositions of its properties, it may not be able to earn profits or continue operations, potentially resulting in significant losses in the future.

Market forces outside the control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company’s financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Inherent dangers with mining

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	25

The development and operation of a mine is inherently dangerous and involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Fluctuations in foreign exchange rates

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos. The Company expects its revenue will continue to be in U.S. dollars while certain of its costs are incurred in Canadian dollars and Mexican Pesos. An appreciation in the Mexico Peso against the Canadian or U.S. dollar will increase the costs of carrying on operations. A decrease in the U.S. dollar against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in U.S. dollars.

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions being considered by the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company’s significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2008.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company’s mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management’s estimate of expected mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors.

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	26

be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no impairment write-down was required at December 31, 2008 for the Topia and Guanajuato mining properties. This conclusion is based on estimates of undiscounted future cash flows for these mines which include assumptions on long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. Future changes in the assumptions used for impairment testing may result in material changes in asset carrying values.

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations. In fiscal 2008, the Company decreased its asset retirement obligation by $0.3 million.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company’s future tax liabilities.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants (“CICA”):

GREAT PANTHER RESOURCES LIMITED YEAR ENDED DECEMBER 31, 2008	27

(a)	Capital Disclosures:

Section 1535, Capital Disclosures, requires additional disclosures about the Company’s capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company’s objectives, policies and processes for managing capital. The new disclosures are provided in Note 14.

(b)	Financial Instruments – Disclosure and Presentation:

Section 3862, Financial Instruments – Disclosures, and Section 3863, Financial Instruments – Presentation, replace Section 3861, Financial Instruments – Disclosure and Presentation, requiring disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 14 and 15.

(c)	Inventories:

Effective January 1, 2008, the Company adopted Section 3031, Inventories, which replaces Section 3030. The new standard provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The adoption of this new standard had no significant impact on the consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

(a)	Goodwill and Intangible Assets:

Section 3064, Goodwill and Intangible Assets, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

(b)	International Financial Reporting Standards (“IFRS”):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

We have begun planning our transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been largely completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 “First-Time Adoption of IFRS” (“IFRS 1”).

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Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. It is not known whether the adoption of IFRS will have a significant impact on information systems requirements. The Company is assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS. As part of Phase Two, information systems plans will be prepared for implementation in Phase Three if necessary. The extent of the impact on the Company’s information systems is not reasonably determinable at this time.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the latter part of 2009, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company’s finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, income taxes recoverable, accounts payable and accrued liabilities, long-term debt and convertible loan notes. The Company is exposed in varying degrees to a number of risks arising from these financial instruments. Management’s close involvement in the operations allows for identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debt. The Company’s main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company’s exploration program, and limited exposure to credit and market risks.

The types of risk exposure and the way in which such exposures are managed are as follows:

  Credit risk. The Compay’s credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of its guaranteed investment certificates. The Company assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had issues with the collectability of its trade receivables because customers are large, multinational corporations.

  Liquidity risk. The Company actively manages its ability to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements with budgets, cash flows and liquidity forecasts. Due to current credit market conditions, the Company has increased its emphasis on cash generated from its operations, with less emphasis on external sources of funding.

  Currency risk. As the Company operates in an international environment, some of the Company’s financial instrument and transactions are denominated in currencies other then the Canadian dollar. Revenues from the sale of concentrates are partially denominated in US dollars and partially priced at US dollars but paid in Mexican pesos. A significant portion of the Company’s costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The foreign exchange risk received from currency conversions for the Mexican operations is not significant and therefore the foreign exchange risk is not managed with hedging agreements. US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

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  Interest rate risk. The Company’s exposure to interest rate risk is limited to cash invested in guaranteed investment certificates at fixed or floating rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates. For financial liabilities, the convertible loan notes and capital leases carry fixed interest rates of 8.0% and 9.6% per annum and as such are not subject to fluctuations of interest rates.

  Commodity price risk. The Company’s trade receivables are subject to commodity price risk. Great Panther derives its revenues from the sale of silver, gold, lead and zinc. Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company’s control. The Company has not entered into any hedging or other commodity- based risk instruments.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 86,779,521 common shares issued and 10,069,250 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 100,179,074.

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management’s Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the “Exchange Act”).

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which accompanies the consolidated financial statements.

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Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther’s control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled “Key Information – Risk Factors” in Great Panther’s Annual Information Form for the year ended December 31, 2008 and in each management discussion and analysis, available on SEDAR at www.sedar.com.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther’s actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at www.sedar.com and EDGAR at http://sec.gov/edgar.shtml or the Company’s website at www.greatpanther.com.

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